                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*
                                             -

                              AMPHENOL CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  032095 10 1
           --------------------------------------------------------
                                 (CUSIP Number)

   NXS I, L.L.C., KKR 1996 FUND, L.P., KKR ASSOCIATES (1996) L.P., KKR 1996 GP
    LLC, KKR PARTNERS II, L.P., KKR ASSOCIATES L.P., NXS ASSOCIATES L.P., KKR
                    ASSOCIATES (NXS) L.P., KKR-NXS L.L.C.
                   C/O KOHLBERG KRAVIS ROBERTS & CO., L.P.
        9 WEST 57TH STREET, NEW YORK, NEW YORK, N.Y. 10019 (212) 750-8300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               MAY 19, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX / /.

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                 SCHEDULE 13D


CUSIP No. 032095 10 1

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     NXS I, L.L.C.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     AF, OO (see item 3)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power      48,790 (see Item 5)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power      0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power      48,790 (see Item 5)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power      0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     48,790 (See Item 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0.3% (See Item 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 032095 10 1

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     KKR 1996 FUND L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO (see item 3)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power      10,291,194 (See Item 5)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power      0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power      10,291,194 (See Item 5)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power      0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,291,194 (See Item 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     58.7% (See Item 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 032095 10 1

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     KKR ASSOCIATES 1996 L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO (see item 3)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power      10,291,194 (See Item 5)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power      0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power      10,291,194 (See Item 5)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power      0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,291,194 (See Item 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     58.7% (See Item 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 032095 10 1

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     KKR 1996 GP LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO (see item 3)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power      10,291,194 (See Item 5)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power      0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power      10,291,194 (See Item 5)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power      0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,291,194 (See Item 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     58.7% (See Item 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 032095 10 1

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     KKR PARTNERS II, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO (see item 3)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power      90,144 (See Item 5)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power      0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power      90,144 (See Item 5)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power      0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     90,144 (See Item 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0.5% (See Item 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 032095 10 1

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     KKR ASSOCIATES L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO (see item 3)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     New York
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power      90,144 (See Item 5)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power      0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power      90,144 (See Item 5)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power      0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     90,144 (See Item 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0.5% (See Item 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 032095 10 1

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     NXS ASSOCIATES L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO (see item 3)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power      2,784,407 (See Item 5)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power      0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power      2,784,407 (See Item 5)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power      0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,784,407 (See Item 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     15.9% (See Item 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 032095 10 1

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     KKR ASSOCIATES (NXS) L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO (see item 3)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power      2,784,407 (See Item 5)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power      0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power      2,784,407 (See Item 5)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power      0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,784,407 (See Item 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     15.9% (See Item 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 032095 10 1

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     KKR-NXS L.L.C.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO (see item 3)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power      2,784,407 (See Item 5)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power      0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power      2,784,407 (See Item 5)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power      0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,784,407 (See Item 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     15.9% (See Item 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                           AMENDMENT NO. 1 TO SCHEDULE 13D


    The Statement on Schedule 13D (the "Schedule 13D"), relating to the common stock, par value $.001 per share (the "Issuer Common Stock"), of Amphenol Corporation, a Delaware corporation (the "Issuer"), as previously filed by the Reporting Persons, consisting of NXS I, L.L.C. ("NXS"), KKR 1996 Fund, L.P. ("KKR 1996 Fund"), KKR Associates (1996) L.P. ("KKR Associates 1996") and KKR 1996 GP L.L.C. ("KKR 1996 LLC"), is hereby amended and supplemented with respect to the items set forth below, including the addition of KKR Partners II, L.P. ("KKR Partners II"), a Delaware limited partnership of which KKR Associates L.P., a New York limited partnership ("KKR Associates"), is the general partner, KKR Associates, NXS Associates L.P. ("NXS Associates," and together with KKR Partners II and KKR 1996 Fund, the "Partnerships"), a Delaware limited partnership of which KKR Associates (NXS) L.P. ("KKR Associates (NXS)"), a Delaware limited partnership of which KKR-NXS L.L.C. ("KKR-NXS L.L.C."), a Delaware limited liability company, is the general partner, KKR Associates (NXS) and KKR-NXS L.L.C. as Reporting Persons for which this joint filing is made. Capitalized terms used without definition have the meanings ascribed to such terms in the Schedule 13D.

Item 2.  IDENTITY AND BACKGROUND.

    This statement is being filed jointly by NXS, KKR Associates 1996, KKR 1996 LLC, KKR Associates, KKR Associates (NXS), KKR-NXS L.L.C., the Partnerships and NXS. The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

    The address of the principal business and office of each of the Partnerships is 9 West 57th Street, New York, New York 10019.

    Each of NXS, KKR Associates (NXS) and KKR-NXS L.L.C. is principally engaged in the business of investing through partnerships in the Issuer and potentially other companies. Each of KKR Associates, KKR Associates 1996 and KKR 1996 LLC is principally engaged in the business of investing through partnerships in the Issuer and other companies. The address of the principal business and office of each of NXS, KKR Associates (NXS), KKR Associates, KKR-NXS LLC, KKR Associates 1996 and KKR 1996 LLC is 9 West 57th Street, New York, New York 10019.

    KKR 1996 Fund is the managing member of NXS. Messrs. Henry R. Kravis and George R. Roberts are the managing members of KKR-NXS LLC and KKR 1996 LLC and general partners of KKR Associates. Messrs. Kravis and Roberts are each United States citizens, and the present principal occupation or employment of each is as a managing member of KKR & Co. L.L.C., which is the general partner of Kohlberg Kravis Roberts & Co., L.P. ("KKR"), a private investment firm, the addresses of which are 9 West 57th Street, New York, New York 10019 and 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025. The other members of KKR-NXS LLC and KKR 1996 LLC and other general partners of KKR Associates are Messrs. Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Perry Golkin, Clifton S. Robbins, Scott M. Stuart and Edward A. Gilhuly. The business address of each of Messrs. Kravis, Raether, Golkin, Tokarz, Robbins and Stuart is 9 West 57th Street, New York, New York 10019; the business address of each of Messrs. Roberts, MacDonnell,

Michelson, Greene and Gilhuly is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

    During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

    The amount and sources of funds used in connection with the Merger (as defined in Item 4) and related transactions (including the purchase by NXS of 48,790 shares of Issuer Common Stock from one member and the spouse of another member of the Issuer's management) consisted of (i) borrowings of $750.0 million under a Senior Secured Credit Facility, with the institutions and on the terms set forth in Exhibit 4 attached hereto, (ii) the issuance of $240,000,000 aggregate principal amount of 9 7/8% Senior Subordinated Notes due 2007, on the terms set forth in Exhibits 2 and 3 attached hereto and (iii) the contribution of $342.31 million in equity by the Partnerships. These amounts include funds for certain Merger-related expenses that are expected to be paid in the future.

Item 4.  PURPOSE OF TRANSACTION

    As previously reported in the Reporting Persons' Schedule 13D, on January 23, 1997 NXS Acquisition Corp. ("Newco") and the Issuer entered into an Agreement and Plan of Merger, which was thereafter amended as of April 9, 1997 (the "Merger Agreement"), providing for the merger (the "Merger") of Newco with and into the Issuer, whereupon the separate existence of Newco would cease and the Issuer would continue as the surviving corporation.

    The Merger and the transactions contemplated thereby were consummated on May 19, 1997, at which time (A) Newco merged with and into the Issuer and
(B) KKR 1996 Fund, NXS Associates and KKR Partners II acquired 10,242,404, 2,784,407 and 90,144 shares (collectively, the "NXS Merger Shares"), respectively, of Issuer Common Stock. Immediately following the Merger, NXS purchased 48,790 shares of Issuer Common Stock from one member and the spouse of another member of the Issuer's management (the "NXS Management Shares" and together with the NXS Merger Shares, the "NXS Shares").

    After giving effect to the Merger and the appointment following the Merger of Martin H. Loeffler as Chief Executive Officer of the Issuer, the members of the board of directors of the Issuer included Mr. Loeffler, Henry R. Kravis, George R. Roberts, Michael W. Michelson, Marc S. Lipschultz and Andrew M. Clarkson. The composition of the Board of Directors of the Issuer is subject to change from time to time, but affiliates or employees of the Reporting Persons are expected to constitute at all times a majority of such board.

    As previously reported, in connection with the Merger Agreement, NXS and certain previously reported stockholders of the Issuer were parties to a Stockholders Agreement dated as of January 23, 1997 (the "Stockholders Agreement"). The Stockholders Agreement contained provisions pursuant to which the Issuer Common Stock held by the stockholder parties thereto could, in certain circumstances, be sold at the option of such stockholders, to, or purchased at NXS's option by, NXS. Such provisions became irrelevant because all of the shares of Issuer Common Stock subject thereto were converted into the right to receive cash upon the consummation of the Merger on May 19, 1997. Immediately following the Merger, NXS purchased the NXS Management Shares.

    Concurrent with the Merger, (i) the certificate of incorporation of the Issuer, as in effect immediately prior to the Merger, was amended so that, among other things, the authorized capital stock of the Issuer was reduced from 96,250,000 shares of Issuer Common Stock to 40 million shares of Issuer Common Stock and (ii) the bylaws of Newco as in effect at the Effective Time became the bylaws of the Issuer.

    Following the Merger, the Issuer Common Stock will continue to be listed on The New York Stock Exchange.

    The preceding summary of certain provisions of the Merger Agreement and the Stockholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which have previously been filed as exhibits to the Schedule 13D, and incorporated therein by reference.

    The Reporting Persons intend to review on a continuing basis their investment in the Issuer, and the Reporting Persons may decide to increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

    Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a)and (b) Pursuant to the Merger, KKR 1996 Fund, NXS Associates and KKR Partners II acquired 10,242,404, 2,784,407 and 90,144 shares, respectively, of Issuer Common Stock. Immediately following the Merger, NXS purchased 48,790 shares of Issuer Common Stock from one member and the spouse of another member of the Issuer's management.

    Under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Act of 1933, as amended (the "Act"), NXS, the Partnerships, KKR Associates 1996, KKR 1996 LLC, KKR Associates, KKR Associates (NXS), KKR-NXS L.L.C. may be deemed to beneficially own, as a group, the NXS Shares, constituting in the aggregate approximately 75.2% of the outstanding shares of Issuer Common Stock. The Reporting Persons do not affirm the existence of any such group. Individually, KKR 1996 Fund, NXS Associates, KKR Partners II and NXS own 10,242,404, 2,784,407, 90,144 and 48,790 shares, respectively, of Issuer
Common Stock.   The 13,165,745 shares of Issuer Common Stock presently owned by the Partnerships and NXS
constitute 75.2% of the Issuer Common Stock outstanding following the Merger.

    (b) NXS, acting through its managing member, KKR 1996 Fund, has the sole power to vote or direct the voting of, and to dispose or direct the disposition of, the shares of Issuer Common Stock which it owns directly. As a result, KKR 1996 Fund may be deemed to beneficially own any shares of Issuer Common Stock that NXS may beneficially own or be deemed to beneficially own. KKR 1996 Fund, acting through its sole general partner, KKR Associates 1996, has the sole power to vote or direct the voting of, and to dispose or direct the disposition of, the shares of Issuer Common Stock which it owns directly. As a result, KKR Associates 1996 may be deemed to beneficially own any shares of Issuer Common Stock that KKR 1996 Fund may beneficially own or be deemed to beneficially own. KKR 1996 LLC, as sole general partner of KKR Associates 1996, may be deemed to beneficially own any shares of Issuer Common Stock that KKR Associates 1996 may be deemed to beneficially own. NXS Associates, acting through its sole general partner, KKR Associates (NXS), has the sole power to vote or direct the voting of, and to dispose or direct the disposition of, the shares of Issuer Common Stock which it owns directly. As a result, KKR Associates (NXS) may be deemed to beneficially own any shares of Issuer Common Stock that NXS Associates may beneficially own or be deemed to beneficially own. KKR-NXS L.L.C., as sole general partner of KKR Associates (NXS), may be deemed to beneficially own any shares of Issuer Common Stock that KKR Associates (NXS) may be deemed to beneficially own. KKR Partners II, acting through its sole general partner, KKR Associates, has the sole power to vote or direct the voting of, and to dispose or direct the disposition of, the shares of Issuer Common Stock which it owns directly. As a result, KKR Associates may be deemed to beneficially own any shares of Issuer Common Stock that KKR Partners II may beneficially own or be deemed to beneficially own. Each of Messrs. Kravis and Roberts, as managing members of KKR 1996 LLC and KKR-NXS L.L.C. and general partners of KKR Associates, and each of Messrs. Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Perry Golkin, Clifton S. Robbins, Scott M. Stuart and Edward A. Gilhuly, as the other members of KKR 1996 LLC, KKR-NXS L.L.C. and general partners of KKR Associates, may be deemed to beneficially own any shares of Issuer Common Stock that KKR 1996 LLC, KKR-NXS LLC and KKR Associates, respectively, may be deemed to beneficially own. Neither the filing of this Amendment No. 1 to the Reporting Persons' Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of Issuer Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

    (c) Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

    (d) No person other than the Partnerships and NXS has the right to receive dividends from, or the proceeds from the sale of, the NXS Shares referred to in this Item 5.

    (e) Pursuant to the Merger and the terms of the Stockholders Agreement, NXS ceased to have any option to purchase shares of Issuer Common Stock and ceased to be the beneficial owner of more than five percent of Issuer Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer. The Issuer has granted certain rights to the Reporting Persons with respect to the registration under the Act of Issuer Common Stock held by the Reporting Persons or their transferees. The Registration Rights Agreement relating to such rights is attached hereto as Exhibit 5.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

    Please see attached Exhibit Index.

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                  NXS I, L.L.C.

                                  By KKR 1996 Fund L.P.,
                                   as Member

                                  By KKR ASSOCIATES 1996 L.P.,
                                   as General Partner

                                  By KKR 1996 GP LLC,
                                   as General Partner

                                  By: /s/ Salvatore J. Badalamenti
                                     -----------------------------
                                     Attorney in fact for
                                     Michael W. Michelson, Member

                                  KKR 1996 Fund L.P.

                                  By KKR ASSOCIATES 1996 L.P.,
                                   as General Partner

                                  By KKR 1996 GP LLC,
                                   as General Partner

                                  By: /s/ Salvatore J. Badalamenti
                                     -----------------------------
                                     Attorney in fact for
                                     Michael W. Michelson, Member

                                  KKR 1996 GP LLC

                                  By: /s/ Salvatore J. Badalamenti
                                     -----------------------------
                                     Attorney in fact for
                                     Michael W. Michelson, Member

                                  KKR PARTNERS II, L.P.

                                  By KKR ASSOCIATES L.P.,
                                   as General Partner

                                  By: /s/ Salvatore J. Badalamenti
                                     -----------------------------
                                     Attorney in fact for
                                     Michael W. Michelson,
                                      General Partner

                                  KKR ASSOCIATES L.P.


                                  By: /s/ Salvatore J. Badalamenti
                                     -----------------------------
                                     Attorney in fact for
                                     Michael W. Michelson,
                                       General Partner

                                  NXS ASSOCIATES, L.P.

                                  By KKR ASSOCIATES (NXS) L.P.,
                                   as General Partner

                                  By KKR-NXS L.L.C.,
                                   as General Partner


                                  By: /s/ Salvatore J. Badalamenti
                                     -----------------------------
                                     Attorney in fact for
                                     Michael W. Michelson, Member

                                  KKR ASSOCIATES (NXS) L.P.

                                  By KKR-NXS L.L.C.,
                                   as General Partner


                                  By: /s/ Salvatore J. Badalamenti
                                     -----------------------------
                                     Attorney in fact for
                                     Michael W. Michelson, Member








DATED:  May 27, 1997

                                  INDEX TO EXHIBITS


EXHIBIT NO.    DESCRIPTION OF EXHIBIT

1. Joint Filing Agreement, dated as of February 13, 1997, among NXS, KKR 1996 Fund, KKR Associates 1996, KKR 1996 LLC, KKR Partners II, KKR Associates, NXS Associates, KKR Associates (NXS) and KKR-NXS L.L.C. relating to the filing of a joint statement on Schedule 13D

2. Underwriting Agreement, dated as of May 13, 1997, among the Issuer and Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., BT Securities Corporation and Chase Securities Inc.

3. Indenture, dated as of May 19, 1997, between the Issuer and IBJ Schroder Bank & Trust Company, as Trustee

4. Credit Agreement, dated as of May 19, 1997, among the Issuer, the several lenders from time to time parties thereto and Bankers Trust Company as Administrative Agent

5. Registration Rights Agreement, dated as of May 19, 1997, among NXS Acquisition Corp., KKR 1996 Fund L.P., NXS Associates, L.P., KKR Partners II, L.P. and NXS I, L.L.C.